

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 17, 2022

Christopher Blunt
Chief Executive Officer
F&G Annuities & Life, Inc.
801 Grand Avenue, Suite 2600
Des Moines, IA 50309

      Re: F&G Annuities & Life, Inc.
          Draft Registration Statement on Form 10
          Filed July 20, 2022
          CIK No. 0001934850

Dear Mr. Blunt:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibit 99.1 Information Statement

Information Statement Summary, page 1

1.   We note your disclosure that you now operate in and source significant premiums from five distinct channels, versus a single channel prior to the acquisition by FNF in June of 2020. Consistent with your disclosure on page 80 and elsewhere, please briefly disclose here the three retail channels and two institutional channels that comprise the five channels to which you refer, or provide a cross-reference to such disclosure for added clarity.

2.   Consistent with your disclosure on page 25, please expand this section to disclose that FNF may have interests which differ from other stockholders of F&G, and discuss the conflicts of interests that may arise from certain of your officers and directors also serving as officers and directors of FNF or holding equity interests in FNF. Further, consistent with your disclosure on page 154, also discuss here that FNF will not have a duty to

refrain from engaging in the same or similar activities or lines of business that F&G engages in, and, except as set forth in F&G's charter, none of FNF and FNF's officers and directors will be liable to F&G or its shareholders for any breach of any fiduciary duty due to any such activities of FNF.

3. We note your disclosure on page 2 that FNF will retain control of F&G through an approximate 85% equity ownership stake. Consistent with your disclosure on page 26, please briefly discuss here your status as a "controlled company" and that you plan to rely on the "controlled company" exemptions from certain corporate governance requirements. Please also briefly summarize the potential conflicts of interest associated with having a controlling shareholder and the ability of FNF to control the outcome of matters put to a stockholder vote. Consistent with your disclosure on pages 147 and F-69, also discuss here that an entity that is 50% owned by affiliates of FNF's chairman serves as a sub-advisor and receives a fee in connection with your assets that are managed by BISGA.

Overview, page 1

4. We note that your disclosed non-GAAP measures (i.e. net investment spread and adjusted net earnings) are not accompanied by an equally prominent disclosure of the comparable GAAP measures. This appears to cause your non-GAAP measures to be more prominent than the most directly comparable GAAP measures. Please revise to present the most directly comparable GAAP measures with equal or greater prominence. Please refer to Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

Risks Related to Economic Conditions and Market Conditions, page 14

5. We note your disclosure on page 15 that high inflation rates are a headwind for the consumer and efforts by the Federal Reserve to stem inflation could induce a recession which would have an adverse impact on the consumer and potentially increase delinquencies to a higher level than what's assumed in your underwriting, and your disclosure on page 17 that we are now experiencing a period of higher than normal inflation. Please update these risk factors or include a new risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.

Interest rate fluctuations could adversely affect our business, financial condition, liquidity and results of operations, page 15

6. Please expand your discussion of rising interest rates in the third and fourth paragraphs of this risk factor to specifically identify the actual impact of recent rate increases on your operations and how your business has been affected.

F&G's amended and restated certificate of incorporation and bylaws will contain exclusive forum provisions, page 28

7.   We note that your risk factor discusses the additional costs you could incur associated with resolving matters in other jurisdictions. Please also describe the risk that the exclusive forum provision may increase the costs for shareholders to bring a claim.

We Play in Large and Growing Markets, page 46

8.   We note your disclosure that you purchased a minority ownership stake in a nearly 4,000 agent strong NMG that focuses on cultural markets. Please briefly discuss when you made the purchase, what ownership percentage you retain, and the cultural markets on which the NMG focuses.

Our Financial Goals, page 48

9.   We note that over time you plan to use reinsurance to further diversify your sources of earnings into less capital-intensive adjacent products and services. Please briefly discuss the anticipated timeframe for implementing such goals and the adjacent products and service with which you hope to diversify.

The Products We Offer, page 48

10.   Please revise to discuss the timing of customer payments for each product, if different. For example, discuss if the customer makes a single upfront payment, periodic payments over a fixed period, periodic payments for life, etc.

Pension Risk Transfer, page 50

11.   Please revise to provide additional information describing the key characteristic of a pension risk transfer transaction including how they are structured. For example, clarify if the pension plan sponsor makes a payment upfront or over time to be discharged from their liability, clarify the types of insurance products you issue and how they are different from other products you provide and clarify your rights and obligations.

Funding Agreements, page 51

12.   Please revise to provide additional information describing the key characteristics of a funding agreement. For example, describe spread lending, the structure of a funding agreement backed note and any key differences between a FABN and funding agreements through the FHLB.

Our Investment Management Governance and Approach, page 53

13.   Please disclose the material terms of your investment management agreements with BISGA, including the compensation structure with and historical fees paid to the investment manager, any minimum amount of assets required to be covered under the

agreement, and term and termination provisions.

Non-GAAP Measures, page 70

14.   We note the presentation of "Notable items included in adjusted earnings" in the table on page 71 and the general description on page 83. Please revise to provide quantitative detail of all significant items included in this disclosure for each period presented. Additionally, please tell us why this disclosure is meaningful without related discussion and analysis of the amounts or linked to the discussion and analysis of adjusted net earnings on page 93.

15.   Please revise to disclose the calculation of the "Debt-to-Capital ratio".

Summary Historical Consolidated Financial Information, page 70

16.   Please tell us and revise to clarify where single premium immediate annuity ("SPIA") sales are included in the table on page 73 and quantify the amount, if material.

Adjusted Net Earnings Attributable to Common Shareholders, page 82

17.   Please provide us the calculation for the impact of market volatility on the alternative asset portfolio that differ from management's expectation of returns over the life of these assets for each period presented and explain how each key input is determined.

18.   Please tell us how you considered whether the adjustment for the impact of market volatility on the alternative asset portfolio that differ from management's expectation of returns over the life of these assets substitutes an individually tailored recognition and measurement method for those of GAAP which results in a misleading non-GAAP measure that violates Rule 100(b) of Regulation G. Please refer to Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures for guidance.

19.   We note your disclosure that adjustments to adjusted net earnings are net of the corresponding impact on amortization of intangibles, as appropriate. Please revise to show the impact on amortization of intangibles as a separate adjustment with appropriate explanation.

Return on Average Equity, page 84

20.   Please revise to disclose the rationale behind using 5 points throughout the period to calculate average equity.

Adjusted Net Earnings, page 93

21.   Please revise to provide quantitative detail of all significant items included in the "recognized (gains) and losses, net" adjustment for each period presented.

22.   Please revise to provide quantitative detail of all significant items included in the

"transaction costs and other non-recurring items" adjustment for each period presented and to the extent necessary fully explain why the adjustments are relevant.

Liquidity and Capital Resources, page 104

23. We note your disclosure on pages 7 and F-58 related to maintaining minimum ratings and the potential impact of a ratings downgrade including requiring F&G to collateralize reserves, balances or obligations under reinsurance and derivatives agreements. Please revise to disclose the minimum ratings required and the incremental collateral requirements resulting from a potential credit rating downgrade.

Note B - Restatement and Reclassification of Previously Issued Financial Statements, page F-23

24. We note your disclosure that you identified certain errors to previously issued consolidated financial statements of the Predecessor for the year ended December 31, 2019 that were material. Please tell us all the facts and circumstances related to the identification and correction of the errors including what filings, if any, filed by Fidelity National Financial, Inc. included financial statements with errors. Additionally, please tell us how you considered if the errors were material to these financial statements and whether restatements and amendments were warranted. Please provide us any materiality analysis performed including how you considered the guidance in SAB Topic 1M in making your determinations.

Legal and Regulatory Contingencies, page F-60

25. We note your disclosure related to the materiality of your legal contingencies. In accordance with ASC 450-20-50, please revise to disclose the following information for your legal contingencies in the aggregate or individually:

- The amount or range of reasonably possible losses in addition to amounts accrued;
- That reasonably possible losses cannot be estimated; or
- That any reasonably possible losses in addition to the amounts accrued are not material to your financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-3437 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or John Dana Brown at 202-551-3859 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance